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AB 4/14

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47765

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DWS Scudder Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 South Riverside Plaza
(No. and Street)

Chicago (City) IL (State) 60606-5808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clifford Goldstein 201-593-3294
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state last, first, middle name)

345 Park Avenue (Address) New York (City) NY (State) 10154 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 6 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 2 9 2008
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford Goldstein, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of DWS Scudder Distributors, Inc., as of 12/31/07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VINNY SOOKOO
Notary Public, State of New York
No. 01SO6035013
Qualified in Queens County
Commission Expires Dec. 20, 2009

Signature

Financial and Operations Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

To the Stockholder of
Deutsche Investment Management Americas, Inc. and Subsidiaries:

We have audited the accompanying statement of financial condition of DWS Scudder Distributors, Inc., (the Company), an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc., as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DWS Scudder Distributors, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 27, 2008

DWS SCUDDER DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents	$	62,746,345
Administrative service and distribution fees receivable		18,968,205
Commissions receivable		884,086
Receivable from affiliates		8,266,242
Deferred tax asset		1,495,000
Property, plant and equipment (net of accumulated depreciation $198,777)		473,233
Other assets		1,224,336
Total assets	$	94,057,447
Liabilities and Stockholders' Equity		
Administrative service and distribution fees payable	$	24,229,785
Payable to affiliates		7,874,743
Income tax liabilities		16,657,695
Accounts payable and accrued expenses		11,450,152
Total liabilities		60,212,375
Stockholders' equity:		
Common stock:		
Class A, par value $1.00 per share. Authorized, issued, and outstanding 1,000 shares		1,000
Class B, par value $0.01 per share. Authorized, issued, and outstanding 1,000 shares		10
Paid-in capital		8,148,230
Retained earnings		25,695,832
Total stockholders' equity		33,845,072
Total liabilities and stockholders' equity	$	94,057,447

See accompanying notes to statement of financial condition.

DWS SCUDDER DISTRIBUTORS, INC.
(An Indirect Wholly Owned Subsidiary of
Deutsche Investment Management Americas, Inc.)

Notes to Statement of Financial Condition

December 31, 2007

(1) Organization and Business

DWS Scudder Distributors, Inc. (the Company) is an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc. (the Parent or DIMA). DIMA is a wholly owned subsidiary of Taunus Corporation ("Taunus"). The Company was incorporated in Delaware on September 20, 1994 and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company serves as distributor and/or underwriter for certain registered investment companies managed by DIMA.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying financial statements have been prepared from separate records maintained by the Company, and may not necessarily be indicative of the financial condition and results of operations which would have existed if the Company had been operating as an unaffiliated entity.

(b) Cash and Cash Equivalents

Cash equivalents represent cash and time deposits with third party banks as well as investments in an affiliated Deutsche Bank Trust Company Americas money market account stated at fair value.

(c) Common Stock

The Company has two classes of common stock. The Parent holds all Class B nonvoting shares and 50% of the Class A voting shares and a direct subsidiary of the Parent holds the remaining 50% of the Class A voting shares.

(d) Stock Awards and Incentive Compensation

Deutsche Bank AG (the Bank) has a share ownership program granting certain employees of the Company special stock awards and incentives as part of their total compensation. In accordance with SFAS No. 123R, *Share-Based Payment,* a revision of SFAS No. 123, *Accounting for Stock-Based Compensation,* the Company records compensation expense for share-based awards that do not require future services, and share-based awards that require future service continue to be amortized into expense over the relevant service period.

(e) Income Taxes

The Company is included in the consolidated Federal income tax return of Taunus. The Company files state and local income tax returns on a combined basis with Taunus Corporation and other affiliates.

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB No.109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. On January 1, 2007 the Company adopted FIN 48. There was no impact with this adoption.

(f) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, fixtures, equipment, and computer software is computed using the straight-line method over their estimated useful lives of three to seven years.

(g) New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require fair value measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information about the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurement; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 also nullifies the specific guidance in EITF Issue No. 02-3, *Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities* which prohibited the recognition of gains and losses at the inception of a derivative transaction in the absence of observable market data. SFAS 157 eliminates the use of a blockage factor for fair value measurements of financials instruments trading in an active market. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 157 will have on the financials statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159) which permits entities, at specified election dates, to choose to measure many financials instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value option is applied on an instrument-by-instrument basis, is irrevocable and can only be applied to an entire instrument and not to specified risks, specific cash flows, or portions of that instrument. Unrealized gains and losses on items for which the fair value option is elected will be reported in earnings at each subsequent reporting date. Upfront fees and costs related to those items will be recognized in earnings as incurred. SFAS 159 is

(Continued)

effective in fiscal years beginning after November 15, 2007 and may not be applied retrospectively. For eligible items to which the fair value option election is applied as of the effective date, the effect of the first remeasurement to fair value is reported as cumulative effect adjustment to the opening balance of retained earnings. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on the financials statements.

(3) Related Party Transactions

DIMA and other bank affiliates provide services to the Company including management, information technology, operations, and back office support, such as finance, compliance, human resources, legal, and risk. Concurrently, the Company provides management, marketing, and sales and distribution support to DIMA and other affiliates. The business areas receiving the benefits of these services are charged for their respective costs based upon service agreements among various North American entities. The gross amount charged by the Company to the affiliates is $69,751,444 and the gross amount charged to the Company by affiliates is approximately $20,588,840. Additionally, in accordance with a separate service level agreement between DIMA and the Company, DIMA reimbursed the Company for certain expenses amounting to $39,769,252 during 2007. Accordingly, the total reimbursed to the Company by the affiliates amounted to $109,520,696.

The Company has assigned its rights, title and interest to cash flows generated from 12b-1 distribution fees on Class B mutual fund shares in the amount of $12,828,450 and contingent deferred sales charges on Class B and C shares to Scudder Investments Marketing Services (SIMS) in the amount of $4,460,073. For the year ended December 31, 2007, SIMS reimbursed the Company for the commissions paid on Class B and C mutual fund shares totaling $12,006,216. In addition, the Company has assigned its rights, title and interest to contingent deferred sales charges on Class A shares to DIMA in the amount of $199,363. For the year ended December 31, 2007, DIMA reimbursed the Company for the commissions paid on certain sales of Class A mutual fund shares in the amount of $3,390,491 and other general and administrative expenses.

The Company paid Deutsche Bank Securities Inc. (DBSI) for providing distribution and administrative services to the Bank's Private Client Services division in the amount of $7,593,659, and DBSI paid the Company for providing client education and marketing services on structured notes in the amount of $1,783,700. The Company paid Deutsche Bank Trust Company Americas (DBTCA) for providing distribution and shareholder servicing activities primarily to the Bank's Private Wealth Management and Corporate Trust & Agency Services divisions in the amount of $6,619,499. DWS Investment, S.A. (Luxembourg) paid the Company for providing distribution services to the Global Liquidity Series in the amount of $188,033.

At December 31, 2007, the Company recorded intercompany receivable and payable amounts of $8,266,242 and $7,874,743, respectively.

(4) Income Taxes

The components of income tax assets (liabilities) at December 31, 2007 are as follows:

Current:		
Federal	$	(17,026,478)
State and local		368,783
		(16,657,695)
Deferred:		
Federal		1,361,000
State and local		134,000
		1,495,000
Total	$	(15,162,695)

The future realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the Company will realize the benefit of these future tax deductions.

Excess tax benefits of $413,878 related to employee vesting and/or exercise of share-based compensation awards were credited directly to additional paid-in capital in the statement of financial condition.

(5) Employee Benefit Plans

Retirement Plans

(a) Defined Benefit Pension Plan

Along with other affiliates of Deutsche Bank Americas Holding Corp. (DBAH), the Company participates in the DBAH Cash Account Pension Plan. The plan is a tax-qualified, noncontributory defined benefit cash account pension plan that covers substantially all employees who have completed one full year of service and were hired on or before December 31, 2004. An employee's pension account is credited each year with 6.5% of base pay plus bonus amounts up to 75% of base pay up to IRS limits. Accounts are also credited each year with an interest credit equivalent to the annual rate of interest of 30-year U.S. Treasury securities. The funding policy has been to contribute at least the amount required to satisfy the Employee Retirement Security Act of 1974 minimum funding requirements.

The plan was closed to new participants effective December 31, 2004.

(b) Postretirement Welfare Plan

The Company participates, together with other affiliates of DBAH, in an unfunded contributory postretirement health care plan. The plan pays stated percentages of most necessary medical expenses of retirees after a stated deductible has been met.

(c) Defined Contribution plan – Matched Savings Plan

The Company participates together with other affiliates of DBAH in a tax-qualified 401(k) plan. Employees are able to contribute from 1-20% of their eligible compensation on a before-tax or after-tax basis, up to IRS limits. For employees hired before January 1, 2005, after a participant has completed six months of service, the Company matches dollar for dollar up to 5% of eligible compensation, up to a maximum of $4,000 per year.

Effective January 1, 2005, the plan was amended for employees hired on or after January 1, 2005. Participants who have completed six months of service receive a Company matching contribution of up to 4% of eligible compensation. In addition, participants employed less than 10 years receive a Company fixed contribution equal to 4% of the first $100,000 of eligible compensation. Participants employed 10 or more years receive a Company fixed contribution equal to 6% of the first $100,000 of eligible compensation.

(d) DB Share-Based Compensation Plans

The Company participates in various share-based compensation plans of the Bank, including the DB Share Scheme and the Restricted Equity Units Plan where the Bank grants employees of the Company deferred share awards which provide the right to receive common shares of the Bank at specified future dates.

The Bank adopted SFAS No. 123(R) effective January 1, 2006. For transition purposes, the Bank elected the modified prospective application method. Under this application method, SFAS 123(R) applies to new awards and to awards modified, repurchased, or canceled after the required effective date. Awards are expensed on a straight-line basis over the vesting period, which is generally less than five years.

(Continued)

The Bank enters into certain derivative contracts indexed to its common shares in order to hedge the overall cost associated with employee share-based compensation awards. For the year ended December 31, 2007, the Company was allocated $163,452 related to its portion of the overall gain realized by the Bank that was attributable to share-based awards granted to the Company's employees. This amount has been reflected as an adjustment to the Company's additional paid-in capital.

(6) Regulatory Requirements – Net Capital

Pursuant to the SEC's Uniform Net Capital Rule (Rule 15c3-1), the Company is required to maintain minimum net capital. The Company computes its required net capital using the alternative method. As of December 31, 2007, the Company's net capital, required net capital, and excess net capital were $22,121,219, $250,000, and $21,871,219 respectively. Capital may not be withdrawn nor dividends paid to the extent capital is required for continued compliance with Rule 15c3-1.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

To the Stockholder of
Deutsche Investment Management Americas, Inc. and Subsidiaries:

In planning and performing our audit of the financial statements of DWS Scudder Distributors, Inc. (the Company), an indirect wholly owned subsidiary of Deutsche Investment Management Americas, Inc., as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identity all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties

KPMG LLP

February 27, 2008

END